

October 23, 2009

Via U.S. Mail and Facsimile (441-295-3997)

Evan G. Greenberg
Chairman, President and Chief Executive Officer
Ace Limited
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

> **Re:** **Ace Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-11778**
> **Response Letter Filed October 8, 2009**

Dear Mr. Greenberg:

We refer you to our comment letter dated August 17, 2009 regarding possible business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
        Assistant Director
        Division of Corporation Finance